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Exhibit 99(a)(1)

PRIOR TO ACCEPTING ANY OFFER TO PURCHASE YOUR SHARES,
PLEASE READ THE FOLLOWING INFORMATION CAREFULLY

Dear Inland Monthly Income Fund II, L.P. Investor:

        We are aware that MacKenzie Patterson Fuller, Inc. ("MPF"), an unaffiliated third party, has made an offer to purchase your units in Inland Monthly Income Fund II, L.P.

        ALTHOUGH YOUR CORPORATE GENERAL PARTNER IS TAKING A NEUTRAL POSITION REGARDING THIS OFFER, WE ASK THAT YOU STRONGLY CONSIDER THE FOLLOWING INFORMATION WHEN EVALUATING WHETHER THE SOLICITATION TO PURCHASE YOUR UNITS IS IN YOUR BEST INTEREST.

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  The tender offer amount of $165.00 per unit is less than the 2004 value of $238.00, estimated for ERISA purposes. There is no guarantee that the ERISA value will be achieved. The ERISA value amount is the Corporate General Partner's best estimate of the value as of December 31, 2004.

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  We previously reported that the vacant Chandler, AZ building was under contract for sale. This transaction has closed and sale proceeds are in the Fund's account.

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  There is a sales contract pending on the Bally's Health Club. The buyer is currently in the due diligence stage of the contract; therefore, it is difficult to predict at this time the likelihood that the buyer will perform and close the transaction as anticipated. Provided contingencies are met and the buyer performs, the closing could occur later this year.

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  There is a sales contract pending on the Colonial Manor Nursing Home. Provided the buyer performs, this closing is scheduled to occur during August of this year.

        If all sales occur as scheduled, Limited Partners could receive a final liquidating distribution of approximately $250.00 per unit, which is in excess of the tender offer amount of $165.00 per unit. The distribution will include proceeds from several sources, (net sale proceeds from the closed and pending sales listed above, proceeds from the sale of the Kmart stock received from Kmart's rejection of its lease of the Chandler, AZ property, and cash from operations), allowing for the conclusion of this Fund.

        However, if neither the Bally's Health Club nor the Colonial Manor Nursing Home sales close, we anticipate that you will still receive a distribution of approximately $90.00 per unit in 2005. Subsequent distributions will then follow as the remaining assets are sold.

        An investor who has been in the Fund since its inception has already received distributions totaling $609.57 per $500.00 unit. This amount is equivalent to 121% of the original investment. Our goal remains the same; to sell the Fund's remaining assets and make sale proceeds distributions until the Fund is concluded. If you have questions about your investment, please contact your Investment Representative or Inland Customer Relations at 800.826.8228.

                      Sincerely,

                      INLAND REAL ESTATE INVESTMENT CORPORATION

                      Robert D. Parks
                      Chairman

cc:
Broker/Dealer
Investment Representative

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  Exhibit 99(a)(1)